

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2014

Via E-mail
Ms. Maeve Carton
Finance Director
CRH public limited company
Belgard Castle, Clondalkin
Dublin 22, Ireland

> **Re:** **CRH public limited company**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed March 13, 2014**
> **File No. 1-32846**

Dear Ms. Carton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2013

Selected Financial Data, page 7

1.   We note that for 2013 your ratio of earning to fixed charges (times) indicates a less than one-to-one coverage in 2013. In future filings, please disclose the dollar amount of the deficiency.

Mineral Reserves, page 20

2.   Please forward to our engineer as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves for your cement pits/quarries in Ireland

(2) and Spain (1), as required by paragraph (c) of Industry Guide 7. This information should include:

- Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacing used at various classification levels.

- General cross-sections that indicate the relationship between seams, geology, and topography.

- A detailed description and specific criteria of your procedures for estimating reserves.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical and economic feasibility.

Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

3.   Please disclose your proven and probable reserves separately or tell us if you meet the exception described in paragraph (b)(5)(2) of Industry Guide 7.

Management's Report on Internal Control over Financial Reporting, page 81

4.   Please confirm to us that management is responsible for establishing and maintaining adequate internal control over financial reporting. Please revise future management reports in accordance with Item 308(a)(1) of Regulation S-K.

Property, plant and equipment – Note 14, page 126

5.   In future filings, please clarify that mineral-bearing land is depleted based on estimated proven and probable reserves. If not, please tell us the nature of your estimated reserves and identify the authoritative literature that supports your accounting.

2. Segment Information, page 135

6.   In future filings, please disclose revenues attributed to individual foreign countries, if material. Refer to IFRS 8.33.

33. Supplemental Guarantor Information, page 171

7.   Please expand your condensed consolidating financial statements to include a statement of comprehensive income for each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Jeanne Baker at (202) 551-3691, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at (202) 551-3236, or Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Branch Chief